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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 3)*

                         THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)

     CLASS A COMMON STOCK,                                  518439 10 4
   PAR VALUE $.01 PER SHARE
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(TITLE OF CLASS OF SECURITIES)                            (CUSIP NUMBER)

                                DECEMBER 31, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 8 Pages
                         Exhibit Index Appears on Page 7


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NY2:\859374\02\44090.0009

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CUSIP No.                518439 10 4                            13G                                            Page 2 of 8
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          1               NAME OF REPORTING PERSON                                 The 1995 Estee Lauder RSL Trust
                          I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*                                   (a) / /
                                                                                                               (b) /X/
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          3               SEC USE ONLY
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          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               New York
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      NUMBER OF                  5                SOLE VOTING POWER:                                                --
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                        3,861,538
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                            --
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                    3,861,538
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              3,861,538
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         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*                  N/A
                                                                                                                   / /
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         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       3.0%
                                                                                                                   **SEE ITEM 4
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         12               TYPE OF REPORTING PERSON:                                                                  OO
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*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. IDENTITY OF ISSUER

           (a)        The name of the issuer is The Estee Lauder Companies Inc.
                      (the "Issuer").

           (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2. IDENTITY OF PERSON FILING

           (a) - (c)  This report is being filed by The 1995 Estee Lauder
                      RSL Trust with a business address of 767 Fifth Avenue, New York, New York 10153 (the "Reporting Person"). The Reporting Person was organized in the State of New York.

           (d) - (e)  This report covers the Issuer's Class A Common
                      Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

           Not Applicable.

ITEM 4. OWNERSHIP

           (a) At December 31, 1999, the Reporting Person beneficially owned 3,861,538 shares of Class A Common Stock as follows:
                      15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held indirectly as a general partner of Lauder & Sons L.P., which owns the shares. On June 2, 1999, the Class A Common Stock and Class B Common Stock of the Issuer split 2-for-1.

           (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 3,861,538 shares of Class A Common Stock, which would constitute 3.0% of the number of shares of Class A Common Stock outstanding.


                               Page 3 of 8 Pages

                      Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 3.1% of the aggregate voting power of the Issuer.

           (c) The following persons share voting power with respect to the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned directly by Lauder & Sons L.P.: (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. and (ii) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of the Reporting Person, which is a general partner of Lauder and Sons L.P. The following persons share dispositive power with respect to the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned directly by Lauder & Sons L.P.:
                      (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of the Reporting Person, which is a general partner of Lauder and Sons L.P.; (iii) Richard D. Parsons and Ira T. Wender, as co-trustees of the Reporting Person, which is a general partner of Lauder & Sons L.P.; and (iv) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable.


                               Page 4 of 8 Pages

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 15,384 shares of Class A Common Stock and the 3,846,154 shares of Class B Common Stock owned directly by Lauder & Sons L.P.: (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Ronald
           S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of the Reporting Person, which is a general partner of Lauder and Sons L.P.; (iv) Richard D. Parsons and Ira T. Wender, as co-trustees of the Reporting Person, which is a general partner of Lauder & Sons L.P.; and (iv) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.

ITEM 10. CERTIFICATION

           Not Applicable.



                               Page 5 of 8 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   The 1995 Estee Lauder RSL Trust

                By: /s/ Ronald S. Lauder                      January 28, 2000
                   ------------------------------------       -----------------
                      Ronald S. Lauder                        Date


                By: /s/ Richard D. Parsons                    February 11, 2000
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                      Richard D. Parsons, trustee             Date


                By: /s/ Ira T. Wender                         February 11, 2000
                   ------------------------------------       -----------------
                      Ira T. Wender, trustee                  Date



                               Page 6 of 8 Pages

                                  EXHIBIT INDEX
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Exhibit A -- List of Parties to the Stockholders' Agreement



                               Page 7 of 8 Pages